

February 27, 2013

Via E-mail
Mr. Wade D. Miquelon
Executive Vice President and Chief Financial Officer
Walgreen Co.
108 Wilmot Road
Deerfield, Illinois 60015

> **Re: Walgreen Co.**
> **Form 10-K for Fiscal Year Ended August 31, 2012**
> **Filed October 19, 2012**
> **Form 10-Q for Quarterly Period Ended November 30, 2012**
> **Filed December 28, 2012**
> **File No. 001-00604**

Dear Mr. Miquelon:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for Fiscal Year Ended August 31, 2012
Exhibit 13
Notes to Consolidated Financial Statements

(1) Summary of Major Accounting policies
Revenue Recognition

1. Please provide us proposed disclosure to be included in future periodic filings that describes the primary terms and accounting policies for your loyalty rewards program ("Balance Rewards") and Take Care Health Employer Solutions program, or explain to us why you have omitted this information.

(11) Commitments and Contingencies

2. Please refer to your disclosure in the second paragraph. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please provide us proposed disclosure to be included in future periodic reports that either discloses an estimate of the additional loss or range of loss, or states that such an estimate cannot be made. Please refer to ASC 450-20-50-4.

Item 15. Exhibits and Financial Statement Schedules

3. Please amend your filing to include a signed report from your independent registered public accounting firm on the consolidated financial statement schedule.

Form 10-Q for Quarterly Period Ended November 30, 2012

Notes to Consolidated Condensed Financial Statements
Note 5. Equity Method Investments

4. Please provide us proposed disclosure to be included in future periodic reports to explain why you present Equity earnings in Alliance Boots within operating income on the statement of comprehensive income rather than after income tax provision as specified by Rule 5-03.12 of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations

5. Please explain to us the factors underlying the relationship between your equity in Alliance Boots earnings for the three month period ended November 30, 2012 (i.e. $4 million) and your pro forma equity in Alliance Boots earnings for the nine months ended May 31, 2012 (i.e. $326 million), as presented in the Form 8-K filed on September 10, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
• the company is responsible for the adequacy and accuracy of the disclosure in the filings;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant